                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)



                           ALLIANCE GAMING CORPORATION
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                                (Name of Issuer)


                     Common Stock, Par Value $.10 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    36465410
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                                 (CUSIP Number)



                                 Alfred H. Wilms
                             2, BUS 6, St. Jansvliet
                                  2000 Antwerp
                                     BELGIUM
                          Telephone: 011-32-32-314-146
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)






                                  June 18, 2001
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of

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this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

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                                  SCHEDULE 13D

CUSIP NO.:        36465410

(1)      NAME OF REPORTING PERSON:  Alfred H. Wilms

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                  No Social Security Number

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:    1,083,023

         (8)      SHARED VOTING POWER:  0

         (9)      SOLE DISPOSITIVE POWER:    1,083,023

         (10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,083,023

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.15%

(14)     TYPE OF REPORTING PERSON:  IN


          Alfred H. Wilms (the "Reporting Person") hereby amends and supplements his Schedule 13D as previously amended,

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originally filed January 9, 1984, relating to the shares of common stock, par value $.10 per share ("Issuer Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (the "Issuer"), with principal executive offices at 6601 South Bermuda Rd., Las Vegas, Nevada 89119.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owns 1,083,023 shares of Issuer Common Stock (10.15% of outstanding).

         (b) Subject to the terms of his irrevocable proxy and the Stockholders Agreement, as amended, described in and filed as exhibits to Amendment No. 11 to the Reporting Person's Schedule 13D, the Reporting Person has sole power to vote or dispose of the 1,083,023 shares.

         (c) On February 1, 1999, the Reporting Person's holdings were reduced to 2,009,737 shares of Issuer Common Stock in a 1 for 3.5 reverse stock split.

                  Between May 11, 2001 and July 2, 2001, the Reporting Person disposed of an aggregate of 926,714 shares of Issuer Common Stock on the open market for a total consideration of $35,198,759.57 as follows:

 Date                     No. of Shares Sold              Price Per Share
------                   --------------------             ---------------
05/11/2001                     (15,714)                       26.0000
05/14/2001                      (6,000)                       26.3360
06/18/2001                     (91,500)                       36.5901
06/19/2001                     (62,000)                       36.7919
06/21/2001                     (75,000)                       35.4552
06/22/2001                     (71,500)                       35.0833
06/25/2001                     (41,000)                       38.3878
06/26/2001                    (207,000)                       39.2810
06/27/2001                     (52,000)                       39.6362
06/27/2001                    (150,000)                       39.6726
06/28/2001                     (25,000)                       39.8180
06/29/2001                    (125,000)                       39.4438
07/02/2001                      (5,000)                       39.5720

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 2, 2001



                                            By:   /s/ Alfred H. Wilms
                                               --------------------------------
                                                      Alfred H. Wilms



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